EXHIBIT 77C
  FLAHERTY & CRUMRINE/CLAYMORE PREFERRED SECURITIES INCOME FUND
                      INCORPORATED(the "Fund")

     On April 18, 2008, the Fund held its Annual Meeting of
Shareholders (the "Annual Meeting") for the following purpose: election of Directors of the Fund ("Proposal 1").
The proposal was approved by the shareholders and the results of the voting are as follows:

Proposal 1: Election of Directors.

Name                                  For          Withheld

Common Stock and Preferred Stock
     David Gale                     39,520,990     627,695



Donald F. Crumrine, Morgan Gust, Karen H. Hogan and Robert
F. Wulf continue to serve in their capacities as Directors of the Fund.